FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-12412

PETRÓLEOS DE VENEZUELA, S.A.

(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY

(Translation of Registrant’s Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ☒                                                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                          Yes ☐                                                                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                          Yes ☐                                                                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                          Yes ☐                                                                     No ☒

TABLE OF CONTENTS

Item

1.	Message from the President of PDVSA regarding the activities and results of 2003 at the Stockholders’ meeting held on July 26, 2005.
2.	Summary of the 2003 Annual Report of PDVSA on the financial management and operations of the Board of Directors presented at the Stockholders’ meeting held on July 26, 2005.
3.	The Consolidated Balance Sheets and Consolidated Statements of Income for the years ended December 31, 2003 and 2002 and the report of the Mercantile Statutory Auditor.
4.	Declaration of dividends.

Item 1.

On July 26th 2005, the first Annual Ordinary Stockholders’ Meeting of 2004 of Petróleos de Venezuela, S.A. (“PDVSA” or the “Company”) was continued from the previously convened Stockholder’s Meeting. This meeting was held in the facilities located in Caracas, with the following attendees: Mr. Rafael Ramírez Carreño, Minister of Energy and Petroleum and President of the Company; Dr. Nelson Merentes, Minister of Finance; Dr. Jorge Giordani, Minister of Planning and Development, in representation of the Bolivarian Republic of Venezuela, sole stockholder in the Company. Also present were representatives of the Board of Directors, the Company’s auditor, the Company’s management and guests. Excerpts of the information presented, discussed, reviewed, and approved during the meeting are presented below:

Message from the President of PDVSA regarding the activities and results of 2003:

Dear Stockholders:

Two thousand and three was a very difficult year for our Country’s economy, as a result of the criminal oil sabotage that began in December 2002 and expanded until the beginning of 2003 and that caused significant losses and damages, some of which are included in our report to the Board of Directors.

Despite this adverse environment, PDVSA, its management and its workers that rejected the call to sabotage and stop the Company’s activities, achieved truly extraordinary results for the Company and the Country. Our consolidated income increased by 9.4%, up to US$46,589 million. The contribution to the Country of taxes and royalties reached US$7,161 million, and in addition, our sole stockholder — the Venezuelan people — received US$2,326 million as dividends.

The results obtained could have been much better. The oil sabotage in Venezuela affected the Company severely and caused a decrease in our production capability, and consequently, our crude oil and other products exports. The volume exported by the national subsidiary, PDVSA Petróleo, S.A., during 2003 and 2004 was significantly lower than those that had been historically achieved. Upon comparing the actual exports of December 2002, 2003 and 2004, with the relevant volumes for 2001 (the year considered to have normal operating results) an estimated decrease of US$12,750 million can be observed, as detailed as follows:

	2004	2003	2002	2001
Total sales (millions of barrels)	888.1	760.7	870.5	1,026.3
Variation vs. (millions of barrels)	145.3	265.6	63.2 (*)	—
Average price (US$/barrel)	32.96	24.78	21.84	20.14
Estimate effect from variation (US$million)	4,790	6,580	1,380

(*) The comparison is only December 2002 with December 2001.

As stated before, the results could have been much better in 2003; as result, the Company’s ability to contribute to the National Fiscal Authorities could have been better as well, principally regarding royalties, income tax and dividends.

In addition to the decrease in our production and sales, damages and sabotage to equipment, facilities and wells were identified, which resulted in equipment repair and replacement expenditures of approximately US$209 million. Likewise, the purchase of gasoline in the international markets to supply the local demand, which experienced a shortage of supply as a consequence of the sabotage, represented significant losses for PDVSA of US$504 million. There are further damages that cannot be easily identified including the image of our country and of PDVSA and market share loss, among others. Effects on operations caused by the oil sabotage is as follows:

Effects, Losses and Damages	US$ million
2003 and 2004 decrease in sales	12,750
Net loss for the purchase of imported gasoline	504
Identified losses and damages	209

In relation to the investment in the social plans of the National Executive, over which PDVSA assumed a very important commitment, we contributed to a trust with BANDES in order to finance a future investment plan for infrastructure, housing and other projects. This trust reached US$300 million in 2003. Additionally, in the same year, we invested US$247 million in social programs. The principal programs of this social investment were: Misión Barrio Adentro, for which we funded purchases of medical equipment and supplies, among other items; Misión Ribas plans and organization; and Misión Vuelvan Caras. Likewise, we transferred important buildings of the Company as commodatum, in order to establish universities and other educational institutions.

The results shown speak for themselves of the great effort and sacrifice that management and the workers committed with the country and PDVSA carried out to maintain our company as the main generator of wealth for our country. Despite the attacks, PDVSA remains as one of the leading companies in the oil business worldwide, and so it will remain. The indicators point out that the results for 2004 will be superior to those of 2003.

At the time of presenting this report, we can show to you, to the Country and to the entire national and international financial community, the consolidated financial statements of PDVSA and its subsidiaries for the year ended December 31, 2003, audited by independent public accountants and prepared according to International Financial Reporting Standards. This achievement has been possible after a heroic effort, both of those workers that did not join the sabotage and those who joined the company during a crucial time, among them, a large number of volunteers and retired workers from the oil industry.

The consequences of the damages caused by the sabotage affected the timely presentation of the report with the results for 2003. Among the main causes for this delay were the damages to the computer systems, the temporary weakening of the internal control structure, the loss of key operating and financial information, which was recovered subsequently, and the manual operation of processes and its subsequent transfer to the computer systems.

The audited financial statements of 2003 prepared according to Accounting Principles Generally Accepted in the United States of America, which will be filed soon with the U.S. Securities and Exchange Commission (“SEC”), confirm the strength of PDVSA as a reliable and safe company. Therefore, we must acknowledge all those who contributed to making possible our compliance with the SEC financial/accounting requirement, and especially to the personnel of the Exploration and Production divisions performing the drilling and crude extraction operations, the Refineries for the reactivation of their processes; the Marketing and Supply of crude and products, as well as the personnel of the subsidiaries and of the corporate staff that contributed jointly with the Finance division to restore the internal control system and to document and support properly the financial statements figures, all despite the hardships that affected negatively our Company as a consequence of the oil sabotage of December 2002 and the beginning of year 2003, and its consequences throughout 2003 and 2004.

Sincerely,

Rafael Ramirez Carreño

President of Petróleos de Venezuela, S.A.

Item 2.

Summary of the 2003 Annual Report of PDVSA on the financial management and operations of the Board of Directors:

The international environment in 2003 was characterized by a greater dynamism in the world’s economy and its consequent effect on the oil demand, as well as the circumstance of unusually low inventory levels in the main consumer countries. As a consequence, the evolution of the international scenario continued being favorable for the economies that have been traditionally based on oil exports, after an increase in the world’s energy demand associated with the acceleration of the world’s economic growth.

During December 2002 and the first months of 2003, a nationwide series of events interrupted a great portion of the country’s economic activities.  Concurrently, a large group of workers of PDVSA and its Venezuelan subsidiaries abruptly interrupted the national petroleum sector, which together with other related activities, have been identified by the Company as sabotage. These events resulted in losses and damages, as well as a decrease in the country’s economic activities. The economic performance of PDVSA significantly affects some of the economic variables of the country, including among others, the Gross Domestic Product, the generation of foreign exchange and the collection of taxes and other contributions.  Studies performed by the Ministry of Finance and the Central Bank of Venezuela indicate that the decrease in the country’s activities had a significant impact on the economy during 2003.

The interruption of the activities of PDVSA and its Venezuelan subsidiaries since December 2002, due to the absence of its workers, in spite of the numerous requests by the Company’s management for them to return to their positions, resulted in an abrupt and significant interruption to the Company’s operations, resulting in overall losses and damages to the Company’s installations and affected the various activities of the Company.

With regards to operations, the average production nationwide was 2,758 thousands of barrels per day (“MBD”) during 2003, of which 1,864 MBD correspond to direct operations, 465 MDB to Operating Agreements and 429 MBD to the Orinoco Oil Belt’s Associations.  This level of production was lower by 162 MBD with regards to year 2002 and 523 MBD with regards to year 2001, due to the effects of the stoppage of activities and the oil industry sabotage.

The average processing level of crude of the National Refining System was 1,033 MBD during 2003, presenting a decrease with respect to 2002 of 84 MBD. This was attributed mainly to the supply and startup of the refinery plants, as a consequence of the oil sabotage occurring during December 2002 and the beginning of 2003.

The average export volume of crude and refined products for 2003 amounted to 2,026 MBD for the direct operations and operating agreements, of which 1,525 MBD correspond to crude and 501 MBD to by-products. The export volume of the Oil Belt’s Associations (third parties) was 344 MBD. The average price of the package of exports reached US$25 per barrel.

The average sales in the domestic market amounted to 441 MBD for 2003, which includes fuel, lubricants, specialties, solvents and asphalts.

During 2003, despite the sabotage actions that impacted the processes required to provide services and supplies, the Company reached an investment level of US$2,008 million, with US$842 million for exploration and production through direct operations, US$549 million for Operating Agreements, US$143 million for refining and US$248 million for PDVSA Gas, among others.

The outlays for tax contributions totaled US$7,161 million, an amount that includes US$1,216 millions for taxes and US$5,945 million for royalties. Together with this, dividends were paid for US$2,326 million. We contributed US$247 million to social programs, in addition to US$300 million that was granted for agricultural investment and infrastructure.

At the close of 2003, the Company reduced its external debt by 15% from 2002 to US$1,228 million and had financial obligations for US$7,015 million. Likewise, PDVSA improved its solvency index from 1.38% to 1.62%, emphasizing its commitment to the compliance of its obligations and consolidating its financial prestige.

Even though the export levels of the national subsidiaries decreased 110 MBD per year as a result of the oil sabotage, Petróleos de Venezuela, S.A. recorded consolidated income of  US$46,589 million at the close of 2003, which was an increase of US$4,009 million (9.4%) compared to 2002, mainly due to higher sales prices of crude and products in the subsidiaries of the international sector; however, the costs for purchases of crude and products from CITGO and other subsidiaries abroad were also increased, and accordingly, the increase in income had no greater impact on the net results for the period.

Despite the extraordinary expenses incurred as a consequence of the oil sabotage and other events deriving thereof, among them, the increase in purchases of crude and products to third parties by CITGO and other subsidiaries abroad, the net loss in the purchase of gasoline in the international market to meet the domestic demand and the repair of damages to facilities and refineries, the Company obtained a net gain of US$3,277 million, which shows the Company’s operating and financial solidity.

Item 3.

Consolidated Balance Sheets and Statements of Income

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)

(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Balance Sheets

(In millions of U.S. dollars)

	December 31
	2003	2002
Assets
Current assets:
Cash and cash equivalents	2,938	1,703
Restricted cash	961	1,772
Notes and accounts receivable	4,955	3,515
Inventories	2,382	2,263
Prepaid expenses and other assets	642	705
Total current assets	11,878	9,958
Restricted cash, net of current portion	698	1,033
Recoverable value added tax	2,150	1,933
Investments in nonconsolidated investees	3,072	2,854
Property, plant and equipment, net	35,211	36,397
Deferred income taxes	1,926	921
Long-term accounts receivable and other assets	1,000	1,041
	55,935	54,137
Memorandum accounts	9,340	9,035

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable to suppliers	3,365	2,850
Current portion of long-term debt	750	1,817
Income taxes payable	624	327
Employee termination, pension and other postretirement benefits	263	431
Accrued and other liabilities	2,293	1,757
Total current liabilities	7,295	7,182
Long-term debt, net of current portion	6,265	6,426
Employee termination, pension and other postretirement benefits, net of current portion	1,384	1,562
Deferred income taxes	1,614	946
Accrued and other liabilities, net of current portion	1,282	588
Total liabilities	17,840	16,704
Minority interests	93	114
Stockholder’s equity	38,002	37,319
	55,935	54,137
Per-contra memorandum accounts	9,340	9,035

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)

(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Income

(In millions of U.S. dollars)

	Years ended December 31
	2003	2002
Sales of crude oil and products:
Exports and international markets	44,178	39,875
In Venezuela	961	1,236
Petrochemical and other sales	1,071	1,201
Equity in earnings of nonconsolidated investees	379	268
	46,589	42,580
Costs and expenses:
Purchases of crude oil and products	21,016	17,956
Operating expenses	9,373	9,181
Exploration expenses	27	133
Depreciation and depletion	3,042	3,227
Asset impairment	296	722
Selling, administrative and general expenses	1,130	1,380
Production and other taxes	6,428	5,748
Financing expenses	684	763
Other (income) expenses, net	(8)	(1,178)
	41,988	37,932
Income before income taxes and minority interests	4,601	4,648
Income taxes	1,318	1,102
Minority interests	6	5
Net income	3,277	3,541

These Financial Statements were prepared according to the International Financial Reporting Standards and were audited by Alcaraz Cabrera Vázquez (an independent public accounting Venezuelan firm, member of KPMG International).

In a few days PDVSA will file with the SEC its financial information prepared according to the Accounting Principles Generally Accepted in the United States of America, which differs in some aspects from these statements.

Recommendations of the Mercantile Statutory Auditor:

In accordance with the results of my activity as Mercantile Auditor of Petróleos de Venezuela, S.A., in the exercise of my functions during the year ended December 31, 2003, I recommend that the National Assembly approve the financial statements at such date presented by the Administrators of Petróleos de Venezuela, S.A., as a consolidated expression of the administrative financial operations carried out during such period.  Also, I recommend that the following issues be timely considered and periodic gradual information be furnished on them:

•                  The Company’s Board of Directors must seek the strict compliance with the guidelines established by the Ministry of Energy and Mines (currently Ministry of Energy and Petroleum) and in this regard, it must request periodically from the divisions responsible for executing the guidelines, statements of their compliance with the guidelines with a view to informing the Stockholders of the results obtained in a timely manner.

•                  This office suggests continuing the assessment of the Internal Control System to combine the results of the Sarbanes Oxley-404 project with the application of the COSO control system model.

•                  Last year’s recommendation is repeated regarding the Operating Agreements: carry out the economic assessments with emphasis on the agreements corresponding to the first and second round that are impacted by OPEC quotes, and in general, those on which there is knowledge of high production costs and low economic yields.  The results obtained shall be presented and indicate a re-negotiation plan under the different possible scenarios.

•                  As to the investments abroad, I repeat that the company should assess the justification of each investment in light of its economic yields and the significant outlays that must be made in order to adjust them to international environmental regulations, among other aspects to be considered.  I recommend analyzing the long-term agreements for crude supply entered into with companies in which PDVSA has a share, in order to measure the benefits for the Company.

•                  For subsidiaries and affiliates I recommend applying the results of the analysis performed with a view to making PDVSA’s subsidiaries more efficient, both in Venezuela and abroad, and if it is convenient, transferring some of these companies to internal organizations or combining them into existing companies in order to reduce the Company’s costs.

In addition, I recommend that the Stockholders: adopt the necessary measures so that the information in bolivars for statutory purposes in Venezuela for 2004 be presented in constant bolivars; carry out the necessary analyses in order to assess short and long-term obligations of operating agreements; strengthen the controls and follow-up of companies abroad and complete, in the least time possible, the assessment of the financial processes in the Automated Process System.

Item 4.

Declaration of dividends

The Assembly decided to declare an ordinary dividend of Bs. 2,500,000,000,000.00 to the Bolivarian Republic of Venezuela, as the sole Stockholder of PDVSA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS DE VENEZUELA, S.A.

Date: August 10, 2005	By:	/s/ Rafael Ramírez Carreño
		Name:	Rafael Ramírez Carreño
		Title:	President and Chief Executive Officer